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12011374

SEC Mail Processing Section
FEB 27 2012
Washington, DC
123

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SEC FILE NUMBER
~~8-49104~~ 52632

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
De Guardiola Advisors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Lagomar Road
(No. and Street)

Palm Beach (City) Florida (State) 33480 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roberto De Guardiola (212) 753-2702
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roberto De Guardiola, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of De Guardiola Advisors, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of
De Guardiola Advisors, Inc.

We have audited the accompanying statement of financial condition of De Guardiola Advisors, Inc. (the "Company") as of December 31, 2011 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of De Guardiola Advisors, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Abington, Pennsylvania
February 24, 2012

Sanville & Company

De Guardiola Advisors, Inc.
Statement of Financial Condition
December 31, 2011

Assets		
Cash and cash equivalents (Note 2)	$	563,440
Prepaid expenses		6,161
Other assets		32,703
Equipment, at cost, less accumulated depreciation of $21,605 (Note 4)		6,548
Total assets	$	608,852
Liabilities and Shareholder's Equity		
Liabilities		
Bank loan payable	$	49,156
Accounts payable and accrued expenses		57,006
Total liabilities		106,162
Commitments and contingent liabilities (Note 5)		
Shareholder's Equity		
Common stock, no par value, authorized - 200 shares, issued and outstanding - 100 shares		12,000
Additional paid-in capital		3,776,072
Accumulated deficit		(3,285,382)
Total shareholder's equity		502,690
Total liabilities and shareholder's equity	$	608,852

The accompanying notes are an integral part of these financial statements.

1. Organization

De Guardiola Advisors, Inc. (the "Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was organized as a corporation in the state of New York on January 1, 2003. As an investment banker, the Company provides assistance and counseling in merger and acquisition transactions.

2. Summary of Significant Accounting Policies.

The following are the significant accounting policies followed by the Company:

Concentration of credit risks - The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

Major customers – During the year ended December 31, 2011, the Company earned substantially all of its income from two customers.

Depreciation – Equipment is stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method over the useful lives of the respective assets.

Cash and cash equivalents – The Company includes as cash and cash equivalents amounts invested in money market mutual funds.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

3. Related Party Transactions

The Company has an informal agreement with Villamar Associates, Inc. ("Villamar"), an entity that is controlled by the Company's shareholder, to provide administrative services to the Company. The Company paid Villamar $400,000 for these services for the year ended December 31, 2011.

The Company uses an aircraft owned by C-300 Associates, LLC, an affiliated company controlled by the Company's shareholder. The Company paid approximately $165,200 during the year ended December 31, 2011 for the use of the aircraft.

The Company uses lodging owned by 781 5th Avenue Associates LLC and 510 TIHT LLC, both affiliated companies controlled by the Company's shareholder. The Company paid $54,391during the year ended December 31, 2011 for rent expense.

4. Equipment

Equipment is summarized as follows:

Communications equipment	$ 28,153
Less: Accumulated depreciation	(21,605)
	$ 6,548

Depreciation expense totaled $5,544 for the year ended December 31, 2011.

5. Commitment

The Company is obligated under an operating lease for its office space which expires on September 30, 2015. Total rent expense, including escalations, for the year ended December 31, 2011 totaled $133,078.

Future minimum lease payments, exclusive of escalations, are as follows:

Year	Amount
2012	$ 129,514
2013'	129,514
2014	129,514
2015	97,135

6. Computation for Determination of Reserve Requirements

The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company had no transactions with customers, as defined in Rule 15c3-3, for the year ending December 31, 2011.

7. Net Capital Requirements

Pursuant to the net capital provisions of the SEC, the Company is required to maintain net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011 the Company had net capital of $ 457,278, which was $ 450,201 in excess of its required net capital of $7,077. The Company's ratio of aggregate indebtedness to net capital was .23 to 1.

8. Financial Instruments with Off Balance Sheet Risk

In the normal course of business, the Company is a party to financial instruments with off balance sheet risk. These financial instruments include outstanding delayed delivery, underwriting, future commitments and options contracts that involve elements of risks in excess of the amounts recognized in the statement of financial activities. These contracts are valued at market, and unrealized gains and losses are reflected in the financial statements. As of December 31, 2011, the Company held no derivative financial instruments used for hedging purposes.

8. Financial Instruments with Off Balance Sheet Risk (Continued)

The Company adopted FASB Accounting Standards Codification guidance regarding "Disclosures about Derivative Instruments and Hedging Activities" effective May 1, 2009. This guidance requires enchanced disclosures about the Company's derivative and hedging activities, including how such activities are accounted for and their effect on the Company's financial position, performance and cash flows. The Company did not invest in derivative instruments during the year ended December 31, 2011.

9. Subsequent Event

In February 2012, the Company entered in to a 10 year lease agreement for branch office space effective July 1, 2012. The security deposit, 1st month's rent and last month's rent paid totaled $17,780.

10. New Accounting Pronouncement

In May 2011 the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2011-04 "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. Generally Accepted Accounting Principles ("GAAP") and International Financial Reporting Standards ("IFRS")." ASU 2011-04 includes common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. ASU 2011-04 will require reporting entities to disclose additional information for fair value measurements categorized within Level 3 of the fair value hierarchy. In addition, ASU 2011-04 will require reporting entities to make disclosures about amounts and reasons for transfers in and out of Level 1 and Level 2 fair value measurements. The new and revised disclosures are effective for interim and annual reporting periods beginning after December 15, 2011. Management is currently evaluating the implications of ASU No. 2011-04 and its impact on the financial statements.